FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: January 15, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

Banro Corporation

PRESS RELEASE

BANRO INCREASES MEASURED & INDICATED MINERAL RESOURCES BY 23% AT TWANGIZA TO 3.9 MILLION OUNCES

Toronto, Canada – January 15, 2008 - Banro Corporation (“Banro” or the “Company”) (AMEX - “BAA” TSX - “BAA”) is pleased to announce the following updated Mineral Resource estimates at its wholly-owned Twangiza project in the Democratic Republic of the Congo (the “DRC”).

Highlights:

•	Measured and Indicated Mineral Resources have increased by 23% to 3,872,000 ounces of gold (53,629,000 tonnes grading 2.25 g/t Au).

•	The Inferred Mineral Resource now stands at 2,705,000 ounces of gold (46,188,000 tonnes grading 1.82 g/t Au).

•

Total Mineral Resources at the Twangiza North deposit have increased significantly, and currently consist of an Indicated Mineral Resource of 700,000 ounces of gold (7,332,000 tonnes grading 2.97 g/t Au) and an Inferred Mineral Resource of 490,000 ounces of gold (6,349,000 tonnes grading 2.40 g/t Au).

The increase in Mineral Resources at Twangiza results from the ongoing infill, core drilling program on the Twangiza North deposit with the objective of upgrading and increasing the previously defined Inferred Mineral Resource. An additional 65 core holes totalling 13,751.24 metres have been included in this resource update since the previous resource update in June 2007.

Table I below summarizes the current Mineral Resource estimates for the Twangiza project. These estimates relate to the Twangiza Main and Twangiza North deposits and have an effective date of December 12, 2007.

Table I

Mineral Resource Category	Tonnes	Grade	Ounces
		(g/t Au)
Measured	14,510,000	2.82	1,315,000
Indicated	39,119,000	2.03	2,558,000
Measured & Indicated	53,629,000	2.25	3,872,000

Inferred	46,188,000	1.82	2,705,000

(using a 1.0 g/t Au cut-off and with Tonnes and Ounces rounded to nearest ‘000).

Table II below summarizes the estimated Mineral Resources for the Twangiza project in terms of oxide, transitional and fresh rock (sulphide) categories.

Table II

Material Type	Measured & Indicated			Inferred
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(g/t Au)			(g/t Au)
Oxide	16,925,000	2.82	1,535,600	3,002,000	2.84	274,000
Transition	14,310,000	2.40	1,104,000	2,491,000	1.94	155,000
Fresh (sulphide)	22,394,000	1.71	1,233,100	40,695,000	1.74	2,276,000
Total	53,629,000	2.25	3,872,000	46,188,000	1.82	2,705,000

(using a 1.0 g/t Au cut-off and with Tonnes and Ounces rounded to nearest ‘000).

Table III below summarizes the current Mineral Resource estimates for the Twangiza North deposit alone.

Table III

Mineral Resource Category	Tonnes	Grade	Ounces
		(g/t Au)
Indicated	7,332,000	2.97	700,000

Inferred	6,349,000	2.40	490,000

(using a 1.0 g/t Au cut-off and with Tonnes and Ounces rounded to nearest ‘000).

Commenting on these results at Twangiza, Peter Cowley, President of the Company, said: “The infill drilling program at our Twangiza North discovery has been successful in rapidly converting the previous Inferred Resource into Indicated as well as increasing the total Mineral Resources at this deposit. In addition, the mineralization at Twangiza North is hosted mainly in feldspar porphyry sills with the mineralization in this lithology being non-refractory. We expect to further increase our Measured and Indicated Resources at Twangiza in the coming months as we complete infill drilling at Twangiza North and then commence infill drilling at the Twangiza Main deposit. Drilling has now recommenced after the year-end break with four core rigs at Twangiza with the goal of adding to and upgrading these Mineral Resources which will then be incorporated into the pre-feasibility study due for completion during the second quarter of this year.

In addition, we have now established a new camp at the major artisanal site at Mufwa which is situated 14 km northwest of the Twangiza Main deposit. Additional rigs are being mobilized to Twangiza so this new prospect can also be drilled during the coming months after groundwork has been completed.”

The Mineral Resources at Twangiza were calculated from the current and previous core drilling programs as well as previous adit information. Gold grades in the Twangiza Main deposit have been determined using ordinary kriging into a 3-Dimensional block model constrained by wireframes with primary block dimensions of 20 metres along the strike and cross structure directions, and 10 metres in the vertical direction. Gold grades in the Twangiza North deposit have been determined using weighted inverse distance squared into a 3-Dimensional block model constrained by wireframes for the mineralization with primary block dimensions of 10 metres along the strike and cross structure directions, and 5 metres in the vertical direction. Higher-grade values in the oxide and transition material have been statistically capped to 32 g/t Au, while in the sulphide material higher-grade values have been statistically capped to 20 g/t Au. Tonnages and grades are reported using a 1.0 g/t Au cut-off.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, and split with half of the sample pulverised down to 90% passing 75 microns. Approximately 150 grams of the pulverised sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analysed for gold by fire assay using a 50 g charge. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches.

Additional information with respect to the Twangiza project is contained in the technical report dated September 13, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person

The Mineral Resource estimates disclosed in this press release have been prepared in accordance with National Instrument 43-101 by Banro’s Vice President, Exploration, Daniel K. Bansah, who is a Member of The Australasian Institute of Mining and Metallurgy (Aus.I.M.M). Mr. Bansah has over 19 years experience in the determination of gold mineral resources and is a “qualified person” as such term is defined in National Instrument 43-101. Mr. Bansah has reviewed and approved the contents of this press release. Exploration at Twangiza is being conducted under the supervision of Mr. Bansah.

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, potential mineralization, potential mineral resources and the Company’s exploration and development plans with respect to Twangiza) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company’s expectations, gold recoveries for Twangiza being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), changes in world gold markets and equity markets, political developments in the DRC, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 30, 2007 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The mineral resource figures disclosed in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource estimates included in this press release are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

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For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President, United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.